1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 27, 2013

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:	Medallion Financial Corp.

Securities Act File No. 333-178644

Investment Company Act File No. 814-00188

Ladies and Gentlemen:

On behalf of Medallion Financial Corp. (the “Company”), pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, we hereby file via EDGAR transmission post-effective amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form N-2. This POS 8C filing is being filed in order to respond to comments of the staff of the Securities and Exchange Commission (the “Staff”) and to make such other changes as the Company deems appropriate. By separate letter, the Company has responded to the comments of the Staff.

As discussed with the Staff, the Company is requesting, via separate correspondence, acceleration of effectiveness of the Amendment of an effective date to November 29, 2013.

Any questions or comments concerning this filing should be directed to the undersigned at (202) 303-1275.

Very truly yours,

/s/ James G. Silk

James G. Silk

Partner

Willkie Farr & Gallagher LLP

cc:	Andrew M. Murstein, President, Medallion Financial Corp.

Jeffrey Yin, Esq., Chief Compliance Officer and General Counsel, Medallion Financial Corp.

Mario M. Cuomo, Esq., Willkie Farr & Gallagher LLP

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